SUB-ITEM 77C

      On September 26, 2002, a special meeting of the shareholders of Third Avenue Value Portfolio (the "Portfolio") of The Legends Fund, Inc. (the "Fund") was held to consider and act upon the following item of business: To approve or disapprove a new Sub-Advisory Agreement between Touchstone Advisors, Inc. as investment manager and Third Avenue Management LLC as sub-adviser for the Portfolio. The new Sub-Advisory Agreement was approved, with 2,773,540.441 votes in the affirmative, 47,794.666 votes against, and 180,427.422 votes abstaining.